DIRECT REALTY SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-69307

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Direct Realty Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5743 Corsa Avenue, Suite #215
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jay Kerner	(818) 632-0485	jkerner@directrealtysecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Jay Kerner_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Direct Realty Securities, Inc._____, as of _12/31_____, 2 _025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President & CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Direct Realty Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Direct Realty Securities, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Direct Realty Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Direct Realty Securities, Inc.'s management. My responsibility is to express an opinion on Direct Realty Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Direct Realty Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Direct Realty Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Direct Realty Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Direct Realty Securities, Inc.'s auditor since 2014.

Tarzana, California

January 26, 2026

DIRECT REALTY SECURITIES, INC.

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	30,433
Other assets		12,147
Total assets	$	42,580

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to related party		18,000
Accounts payable		520
Due to owner		106
Total liabilities	$	18,626
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value. 100 shares issued, and outstanding		100
Additional paid in capital		143,750
Accumulated deficit		(119,896)
Total stockholder's equity		23,954
Total liabilities and stockholder's equity	$	42,580

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC

Statement of Operations
For the year ended December 31, 2025

REVENUES:

Other income	$12,000
Total revenues	$12,000

EXPENSES:

Legal and professional fees	25,225
Occupancy	5,400
Regulatory fees	9,498
Telephone	1,800
Other general and administrative expenses	4,136
Total expenses	46,059

NET LOSS BEFORE INCOME TAXES	$ (34,059)
Income Tax Expense	800
NET LOSS AFTER INCOME TAXES	$ (34,859)

DIRECT REALTY SECURITIES, INC

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2025

	Common Stock		Additional Paid in Capital		Accumulated Deficut		Total Shareholder's Equity
Beginning balance January 1, 2025	$	100	$	143,750	$	(120,037)	$	23,812
Capital contributions						35,000		35,000
Net loss						(34,859)		(34,859)
Ending balance December 31, 2025	$	100	$	143,750	$	(119,896)	$	23,954

DIRECT REALTY SECURITIES, INC

Statement of Cash Flows
For the year ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(34,859)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Other assets		1,712
Increase (decrease) in:		
Accounts payable		(28,106)
Due to owner		106
Total adjustments		(26,288)
Net cash used in operating activities		(61,147)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		35,000
Net cash provided by financing activities		35,000
Decrease in cash		(26,147)
Cash-beginning of period		56,580
Cash-end of period	$	30,433

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Direct Realty Securities Inc., (the "Company"), was formed in March 2013, in the State of California as an S corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in broker selling tax shelters or limited partnerships in primary distributions and private placements of real estate securities. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

The management has reviewed the results of operations for the period of time from its December 31, 2025, through January 26, 2026, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for the years ending December 31, 2022, 2023, and 2024.

Segment Reporting: The Company is engaged in a single line of business as a securities broker dealer, which is comprised of one class of service. The Company has identified its Chief Executive Officer as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

DIRECT REALTY SECURITIES, INC.
Notes to Financial Statements
For the year ended December 31, 2025

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800. Income tax expense for year ended December 31, 2025, was $800.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure on December 31, 2025.

Note 2: <u>ASC 606 REVENUE RECOGNITION:</u>

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company [Firm] recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Revenue from broker selling tax shelters or limited partnerships in primary distributions, and private placement of securities.

Note 3: <u>RELATED PARTY:</u>

The Company has an expense sharing agreement ("Expense Sharing Agreement") with U.S. Realty Partners, Inc. ("USRP"), which is 100% owned by Jay Kerner, who is also the 100% owner of the Company. Pursuant to the terms of the Expense Sharing Agreement dated February 1, 2014, USRP agrees to Furnish to DRSI, to the extent required, office space, office equipment and supplies as well as any other service required in DRSI's administration as agreed from time to time by USRP and DRSI. It is expressly understood that USRP will not assist or otherwise have any involvement in the management, sales activities or decision-making process of DRSI incident to its broker/dealer activities but rather shall only be providing administrative and back-office support services for such activities. The terms and conditions of the Expense Sharing Agreement may be changed in writing by mutual agreement of the parties.

The following services and fees shall be shared between DRSI and USRP as follows and pursuant to the terms of the Expense Sharing Agreement:

Description Of Services And Fees To Be Shared	**Monthly Cost Allocation to be paid by DRSI**
1. Office Rent	$600
2. Office Supplies	$200
3. Telephone/Fax/Internet	$200

$18,000 is unpaid and owed to USRP at December 31, 2025.

$106 is owed to its shareholder at December 31, 2025.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under this guidance lessees are required to recognize lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its related party through common ownership.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $11,807, which was $6,807 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($18,626) to net capital was 1.58 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company did not have any litigation or other legal action that would require disclosure during the year ended December 31, 2025.

DIRECT REALTY SECURITIES, INC

Statement of Net Capital
Schedule I
For the year ended December 31, 2025

	Focus 12/31/25	Audit 12/31/25	Change
Stockholder's equity, December 31, 2025	$ 23,954	$ 23,954	$ -
Subtract - Non allowable assets:			
Other assets	12,147	12,147	-
Tentative net capital	11,807	11,807	-
Haircuts	0	0	-
NET CAPITAL	11,807	11,807	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 6,807	$ 6,807	-
Aggregate indebtedness	18,626	18,626	-
Ratio of aggregate indebtedness to net capital	1.58	1.58	

There were no reported difference between the audit
and focus filed at December 31, 2025.

The accompanying notes are an integral part of these financial statements

DIRECT REALTY SECURITIES, INC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2025

The Company has no reserve deposit obligations
under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2025

The Company has no possession or control obligations under
SEC 15c3-3(b) because it is a "non-covered firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 • Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Direct Realty Securities, Inc.
Westlake Village, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Direct Realty Securities, Inc., stated that Direct Realty Securities, Inc.'s, business activities are limited to broker selling tax shelters or limited partnerships in primary distributions and private placement of real estate securities and that it has not held customer funds or securities and that Direct Realty Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Direct Realty Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2025, without exception. Direct Realty Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Direct Realty Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 26, 2026

Direct Realty Securities, Inc. Exemption Report

I, as director of the management of Direct Realty Securities, Inc. (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent year ended December 31, 2025. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to broker selling tax shelters or limited partnerships in primary distributions, and private placement of real estate securities.

The Company has maintained compliance with the above throughout the year ended December 31, 2025, without exception.

Direct Realty Securities, Inc.

Jay Kerner, President
January 26, 2026